--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                               (AMENDMENT NO. 4)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                       TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))
                      THE TRAVELERS INSURANCE GROUP INC.
                                CITIGROUP INC.
                       TRAVELERS PROPERTY CASUALTY CORP.
                     (Names of Filing Persons (Offerors))
                                --------------
                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)
                                --------------
                                   893939108
                     (CUSIP Number of Class of Securities)
                                --------------
                         Charles O. Prince, III, Esq.
                                Citigroup Inc.
                              153 East 53rd Street
                           New York, New York 10043
                           Telephone: (212) 559-1000
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                            Eric J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $2,396,551,776.00   Amount of Filing Fee: $479,311.00

--------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Class A common stock, par value $.01 per share, of Travelers Property Casualty Corp. (the "Company Common Stock" or the "Shares"), at a price per Share of $41.95 in cash. As of March 21, 2000, there were 57,128,767 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount previously paid: $474,169          Filing Party: The Travelers Insurance Group Inc., Citigroup
                                                              Inc. and Travelers Property Casualty Corp.
      Form or registration No.: Schedule TO     Date Filed: March 23, 2000

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]third-party tender offer subject to Rule 14d-1.

      [ ]issuer tender offer subject to Rule 13e-4.

      [X]going-private transaction subject to Rule 13e-3.

      [ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]
--------------------------------------------------------------------------------

     This Amendment No. 4 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the First Supplement thereto, dated April 4, 2000 (the "First Supplement"), the Second Supplement thereto, dated April 6, 2000 (the "Second Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

     The information in each of the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Second Supplement.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 is hereby amended and supplemented by the following:

     The information set forth in the INTRODUCTION, "Terms of the Offer; Expiration Date" and "Price Range of Shares; Dividends" of the Second Supplement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Item 2 is hereby amended and supplemented by the following:

     The information set forth in "Price Range of Shares; Dividends" of the Second Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented by the following:

     The information set forth in the Second Supplement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby amended and supplemented by the following:

     The information set forth in "Source and Amount of Funds" of the Second Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     (a) The information set forth in "Certain Legal Matters" of the Second Supplement is incorporated herein by reference.

     (b) The information set forth in the Second Supplement and the revised Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

   (a)(1)(O)     Second Supplement to Offer to Purchase, dated April 6, 2000.

   (a)(1)(P)     Revised Letter of Transmittal.

   (a)(1)(Q)     Revised Notice of Guaranteed Delivery.

   (a)(1)(R)     Revised Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

   (a)(1)(S)     Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.

   (a)(1)(T)     Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of
                 the Company, dated April 6, 2000.

   (a)(1)(U)     Text of press release issued by Citigroup Inc., dated April 6, 2000.

   (a)(5)(Q)     Memorandum of Understanding, dated April 6, 2000, between the class action plaintiffs and the defendants.

   (a)(5)(R)     Letter, dated April 5, 2000, distributed by electronic mail to Travelers Property Casualty
                 Corp. employees.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 13 is hereby amended and supplemented by the following:

     The information set forth in the INTRODUCTION and "Background of this Offer" of the Second Supplement is incorporated herein by reference.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            SCHEDULE TO AND SCHEDULE 13E-3

                                CITIGROUP INC.
                                By: /s/ Katherine McG. Sullivan
                                   ------------------------------------
                                   Name: Katherine McG. Sullivan
                                   Title: Vice President and Assistant Secretary


                                THE TRAVELERS INSURANCE GROUP INC.
                                By: /s/ Katherine McG. Sullivan
                                   ------------------------------------
                                   Name: Katherine McG. Sullivan
                                   Title: Vice President and Secretary


                            SCHEDULE 13E-3

                                TRAVELERS PROPERTY CASUALTY CORP.

                                By: /s/ James M. Michener
                                   ------------------------------------
                                   Name: James M. Michener
                                   Title: Senior Vice President, Secretary and
                                          General Counsel



Date: April 6, 2000

                                EXHIBIT INDEX




EXHIBIT NO.         DESCRIPTION
-----------         -----------
   (a)(1)(O)        Second Supplement to Offer to Purchase, dated April 6, 2000.

   (a)(1)(P)        Revised Letter of Transmittal.

   (a)(1)(Q)        Revised Notice of Guaranteed Delivery.

   (a)(1)(R)        Revised Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

   (a)(1)(S)        Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                    and Other Nominees.

   (a)(1)(T)        Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of
                    the Company, dated April 6, 2000.

   (a)(1)(U)        Text of press release issued by Citigroup Inc., dated April 6, 2000.

   (a)(5)(Q)        Memorandum of Understanding, dated April 6, 2000, between the class action plaintiffs and the defendants.

   (a)(5)(R)        Letter, dated April 5, 2000, distributed by electronic mail to Travelers Property Casualty
                    Corp. employees.



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